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                                  HOLLINGER INC.
                                  STATUS UPDATE

         Toronto, Ontario, Canada, March 8, 2005 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) provides the following update in accordance with the guidelines pursuant to which the June 1, 2004 management and insider cease trade order was issued. These guidelines contemplate that Hollinger will normally provide bi-weekly updates on its affairs until such time as it is current with its filing obligations under applicable Canadian securities laws. Reference should be made to Status Update Reports and other press releases that have been previously filed by Hollinger and which are available on SEDAR at www.sedar.com.

Recent Events

         On March 4, 2005, Hollinger released financial information in the form of an unaudited consolidated balance sheet as at September 30, 2004, together with notes thereto, prepared on an alternative basis, as described below (the "Alternative Financial Information"). The Alternative Financial Information was prepared by management of Hollinger and has not been audited or reviewed by Hollinger's auditors. The Alternative Financial Information includes the accounts of Hollinger and those wholly-owned subsidiaries which carry out head office functions and which do not represent investments. Investments in other companies and subsidiaries, such as Hollinger International Inc. ("Hollinger International"), are not consolidated but rather are carried as investments and are accounted for at their market value. The Alternative Financial Information has been prepared in accordance with Hollinger's traditional accounting policies with the exception that it has been prepared as though Hollinger had always accounted for its assets and liabilities at their market values.

         On March 7, 2005, the Board of Directors unanimously determined to call a special meeting of Hollinger's shareholders in connection with the proposed share consolidation going private transaction originally announced on October 28, 2004, on the terms announced on March 7, 2005. The Board of Directors determined not to make a recommendation as to whether shareholders should accept or reject either the resolution effecting a consolidation of the outstanding retractable common shares of Hollinger or the resolution effecting a consolidation of the outstanding Series II Preference Shares of Hollinger. The special meeting of shareholders will be held on March 31, 2005. The transaction remains subject to the approvals and processes referenced in Hollinger's October 28, 2004 press release. Formal documentation for the special meeting, including a management proxy circular, will be mailed to shareholders of Hollinger in the near future.

         As previously disclosed, as a result of the expiry of Hollinger's directors' and officers' liability insurance, Hollinger placed C$2,000,000 in trust with the law firm of Aird & Berlis LLP, as trustee, in support of Hollinger's indemnification obligations to directors Gordon W. Walker, Q.C., Paul A. Carroll, Q.C., Donald M.J. Vale, Robert J. Metcalfe and Allan Wakefield and former director Richard Rohmer. On March 7, 2005, Hollinger agreed to deposit an additional C$6,000,000 into such trust. In addition, Hollinger agreed to establish a similar trust in support of Hollinger's indemnification obligations to two financial executives of Hollinger with a deposit of C$500,000.

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Financial Statements

         Hollinger and Hollinger International continue to pursue, on a without prejudice basis, the conclusion of mutually acceptable arrangements to permit the audit of Hollinger's 2003 annual financial statements to begin as soon as possible.

         As previously reported, Hollinger's 2003 annual financial statements could not be completed and audited until Hollinger International's 2003 annual financial statements were completed. On January 18, 2005, Hollinger International filed its 2003 Form 10-K with the United States Securities and Exchange Commission (the "SEC"), which included audited financial statements and related MD&A for the fiscal year ended December 31, 2003 and restated audited financial results for the fiscal years ended December 31, 1999, 2000, 2001 and 2002. Hollinger International stated that the restated financial results were to correct accounting errors in prior periods and to reflect reclassifications arising from the adoption of a new audit standard. On January 21, 2005, Hollinger International filed its audited financial statements (and related MD&A) and its renewal Annual Information Form for the year ended December 31, 2003 with the Canadian securities regulatory authorities. The foregoing were necessary but not sufficient conditions to permit Hollinger to complete and file its 2003 annual financial statements as the completion and audit of such financial statements will require a level of co-operation from Hollinger International, which is still in negotiation, and Hollinger International's auditors.

         In its news release of February 17, 2005, Hollinger International indicated that it expected to be able to file, within approximately two months following the filing of its 2003 Form 10-K, its interim financial statements for the fiscal quarters ended March 31, June 30 and September 30, 2004. In addition, Hollinger International stated that it would work expeditiously to file its 2004 Form 10-K, which will include its audited financial statements and related MD&A for the fiscal year ended December 31, 2004. While Hollinger International has said it expects to file a request with the SEC for a 15 day extension beyond the required filing date of March 16, 2005 to complete and file the 2004 Form 10-K, because of the anticipated work involved in the audit, Hollinger International noted that it may not be able to complete and file the 2004 Form 10-K by March 31, 2005.

Inspection

         Ernst & Young Inc. (the "Inspector") is continuing the inspection of Hollinger's related party transactions pursuant to an Order of Justice Colin L. Campbell of the Ontario Superior Court of Justice. The Inspector has provided six interim Reports with respect to its inspection of Hollinger. Hollinger and its staff continue to give their full and unrestricted assistance to the Inspector in order that it may carry out its duties, including access to all files and electronic data.

         To March 4, 2005, the cost to Hollinger of the inspection (including the costs associated with the Inspector and its legal counsel and Hollinger's legal counsel) is in excess of C$5.25 million.

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Supplemental Financial Information

         As of the close of business on March 4, 2005, Hollinger and its subsidiaries (other than Hollinger International and its subsidiaries) had approximately US$86.42 million of cash or cash equivalents, including restricted cash, on hand and Hollinger owned, directly or indirectly, 782,923 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of Hollinger International. The increase in Hollinger's cash and cash equivalents on hand during the period since its February 21, 2005 status update is due to the receipt by Hollinger on or about March 1, 2005 of a second special dividend, this one of US$3.00 per share (net of withholding taxes), on its holdings of shares of Class A and Class B Common Stock of Hollinger International. Based on the March 4, 2005 closing price of the shares of Class A Common Stock of Hollinger International on the New York Stock Exchange of US$11.50, the market value of Hollinger's direct and indirect holdings in Hollinger International was US$181,388,614. All of Hollinger's direct and indirect interest in the shares of Class A Common Stock of Hollinger International are being held in escrow in support of future retractions of its Series II Preference Shares. All of Hollinger's direct and indirect interest in the shares of Class B Common Stock of Hollinger International are pledged as security in connection with Hollinger's outstanding 11.875% Senior Secured Notes due 2011 (the "Senior Notes") and 11.875% Second Priority Secured Notes due 2011 (the "Second Priority Notes"). In addition to the cash or cash equivalents on hand noted above, Hollinger has previously deposited: (a) C$2.0 million in trust with the law firm of Aird & Berlis LLP, as trustee, in support of Hollinger's indemnification obligations to certain current and former independent directors; and (b) approximately US$5.5 million in cash with the trustee under the indenture (the "Senior Indenture") governing the Senior Notes as collateral in support of the Senior Notes (which cash collateral is also collateral in support of the Second Priority Notes, subject to being applied to satisfy future interest payment obligations on the outstanding Senior Notes as permitted by amendments to the Senior Indenture). Consequently, there is currently in excess of US$177.8 million aggregate collateral securing the US$78 million principal amount of the Senior Notes and the US$15 million principal amount of the Second Priority Notes outstanding.

Company Background

         Hollinger's principal asset is its interest in Hollinger International which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments. Hollinger also owns a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto, Ontario.

Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca

                              www.hollingerinc.com